Skadden, Arps, Slate, Meagher & Flom
42/F, EDINBURGH TOWER, THE LANDMARK
15 QUEEN'S ROAD CENTRAL, HONG KONG
________

TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

                                  January 7, 2009

VIA FACSIMILE AND EDGAR Ms. Kathleen Collins Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	GigaMedia Limited (File no. 0-30540)
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
Request for Extension to Respond to Comment Letters

Dear Ms. Collins:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of GigaMedia Limited (the “Company”) set forth in your letters dated December 8, 2008 and December 19, 2008 (the “Comment Letters”).  As discussed with you on a telephone call on January 6, 2009, the Company requests an extension of time to respond to the comments raised in the Comment Letters.  Additional time is needed because, as we had mentioned on our telephone calls with the Staff on December 15, 2008, December 29, 2008 and January 6, 2009, the Company wishes to submit a single consolidated response letter addressing the two comments in the Comment Letters (as the comments are interrelated) and the Company had requested the Staff for further feedback regarding the comment raised in the December 8th Comment Letter, which feedback the Staff provided only yesterday.  In addition, several key personnel of the Company and its auditors were on vacation during the year-end holiday period. As noted on our call, the Company will endeavor to respond to the comments raised in the Comment Letters in a response letter to be submitted no later than January 20, 2009.

If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps’ Hong Kong office at +852 3740 4710.  You may also contact Skadden Arps’ D.C. Office at (202) 371 7000 and ask to be transferred.

Sincerely,

/s/ Alec P. Tracy
Alec P. Tracy

cc:	Arthur M. Wang
Chief Executive Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Thomas Hui
Chief Operating Officer
GigaMedia Limited